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                              November 19, 1999


VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

        Re: MasterCoin, Inc.
            Registration Statement on Form 10-SB (File No. 000-27433) filed on September 23, 1999 (the "Registration Statement")

Ladies and Gentlemen:

        On behalf of our client, MasterCoin, Inc., a Nevada corporation (the "Company"), we hereby respectfully request the consent of the Securities and Exchange Commission to withdraw the Registration Statement. The Company's board of directors has determined that it is in the best interest of the Company that the Registration Statement be withdrawn.

        If you have any questions or comments regarding this request, please contact the undersigned or Brian G. Lloyd at (801) 532-7840 or James A. Egide at (775) 771-5115.


                                        Very truly yours,

                                        /s/ Brett J. Swanson
                                        ---------------------
                                        Brett J. Swanson